SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              Eltrax Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   290475 10 4
                                 (CUSIP Number)


                                Howard B. Norton
                                  c/o DATATECH
                         27126 Paseo Espada, Suite 1602
                      San Juan Capistrano, California 92675
                                 (714) 493-2028
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 24, 1996
                      (Date of Event which Required Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]

                               Page 1 of ___ pages
                         Exhibit Index appears on page 5





                                 SCHEDULE 13D/A
CUSIP No. 290475 10 4

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Howard B. Norton                   Norton Charitable Remainder Unitrust
      Ruby L. Norton

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [ ]

                                                       (b)  [X]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS

      N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA


      NUMBER OF           7.    SOLE VOTING  POWER
      SHARES                       983,000
      BENEFICIALLY        8.    SHARED VOTING POWER
      OWNED BY                     983,000
      EACH                9.    SOLE DISPOSITIVE  POWER
      REPORTING                    983,000
      PERSON WITH        10.    SHARED DISPOSITIVE POWER
                                   983,000


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           983,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.9% (See Item 5)

14.   TYPE OF REPORTING PERSON

           OO



                                 Schedule 13D/A

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D/A (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Eltrax Systems, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at Rush Lake Business Park, 1775 Old Highway 8, St. Paul, Minnesota 55112.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Statement is being filed on behalf of Howard B. and Ruby Lee Norton, Trustees of the Norton Charitable Remainder Unitrust dated June 18, 1996 (the "Reporting Persons") with respect to their disposition of one million (1,000,000) shares (the "Shares") of Common Stock of the Issuer in connection with the sale acquisition by those certain individuals identified on Schedule A to the Stock Purchase Agreement dated June 24, 1996 (the "Agreement") from the Reporting Persons on June 24, 1996. The names, addresses, principal occupation and/or nature of business of each Reporting Persons are:

         1.    Name:                     Howard B. Norton
               Address:                  c/o DATATECH
                                         27126 Paseo Espada, Suite 1602
                                         San Juan Capistrano, California 92675

               Principal Occupation:     President
                                         DATATECH, (a subsidiary of the
                                         Issuer) 27126 Paseo Espada, Suite
                                         1602 San Juan Capistrano, California
                                         92675

         2.    Name:                     Ruby Lee Norton
                                         c/o DATATECH
                                         27126 Paseo Espada, Suite 1602
                                         San Juan Capistrano, California 92675

               Principal Occupation:     Secretary
                                         DATATECH, (a subsidiary of the
                                         Issuer) 27126 Paseo Espada, Suite
                                         1602 San Juan Capistrano, California
                                         92675


         (b) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.


ITEM 4.  PURPOSE OF TRANSACTION.


         The Reporting Persons are selling the Shares in order to diversify their investment portfolio and to take the opportunity of selling to individuals interested in acquiring the Shares at this time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The following table sets forth information regarding the beneficial ownership of the Common Stock and Common Stock Equivalents of the Issuer as of July 1, 1996, unless otherwise noted, by each Reporting Person:

                               Shares of Common Stock (or Common Stock
                             Stock Equivalents) Beneficially Owned (1)(2)
                             --------------------------------------------

                 Name                      Amount              Percent of
                                                                  Class

          Howard B. Norton               983,000                14.9%
          and Ruby Lee Norton
          as Community Property

- -----------------------------

                  (1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, whether by the exercise of options or warrants, are deemed outstanding in determining the amount and percent owned by such person or group.

                  (2) All of the shares shown are held by Howard B. and Ruby Lee Norton, as Community Property.


         (c) During the past 60 days, the Reporting Persons have not effected any other transactions in any shares of Eltrax stock, other than as described in
Item 4 above and the original 13D filed with the Securities and Exchange Commission on May 29, 1996 for the acquisition of 1,983,000 shares pursuant to the Merger Agreement described therein and other than a transfer of 1,000,000 shares of Common Stock to the Norton Charitable Remainder Unitrust for which the Nortons are the beneficiaries on June 20, 1996.

         (d)-(e) Items 5(d) and (e) are inapplicable to the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         For additional information on contracts, arrangements, understandings or relationship with respect to securities of the Issuer, see Item 2 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Stock Purchase Agreement, dated June 24, 1996, between Norton Charitable Remainder Unitrust, Howard Bruce Norton and Ruby Lee Norton, Trustees of the Norton Charitable Remainder Unitrust, Howard Bruce Norton and Ruby Lee Norton as beneficiaries of the Norton Charitable Remainder Unitrust and each of those certain individuals identified on Schedule A to the Stock Purchase Agreement.



                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  July 30, 1996


                                           /s/ Howard B. Norton
                                           ---------------------------------
                                           Howard B. Norton


                                           /s/ Ruby L. Norton
                                           ---------------------------------
                                           Ruby L. Norton


                                       NORTON  CHARITABLE  REMAINDER  UNITRUST



                                       By: /s/ Howard B. Norton
                                           ---------------------------------
                                           Howard B. Norton


                                           /s/ Ruby L. Norton
                                           ---------------------------------
                                           Ruby L. Norton

                                       Its:     Trustees